

Mail Stop 3720

November 30, 2015

Douglas L. Becker
Chief Executive Officer
Laureate Education, Inc.
650 S. Exeter Street
Baltimore, Maryland 21202

> **Re: Laureate Education, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 20, 2015**
> **File No. 333-207243**

Dear Mr. Becker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2015 letter.

General

1. We note your response to comment 4 of our prior letter. Please revise your disclosure to summarize your basis for the statement in the prospectus.

2. We note your responses to comments 7 and 17 of our prior letter that the company believes current disclosure of the certification standards used by B Lab are sufficient. However, current disclosure merely discusses the categories considered by B Lab during the certification process. Please revise your disclosure to discuss the certification process and the standards used by B Lab in such assessment.

Prospectus Summary, page 9

3.   We note your response to comment 13. Please revise this section to also disclose the net loss for each year Adjusted EBITDA has been presented.

Public Benefit Corporation Status, page 14

4.   We note your disclosure on the top of page 15 regarding the public benefit you provide. Please expand this disclosure to specify how your programs differ from other public education companies.

Critical Accounting Policies

Goodwill and Indefinite-lived Intangible Assets, page 148

5.   We note your response to comment 22 and your revisions on pages 148-149. Please expand your disclosures to state, if true, that none of your reporting units with significant goodwill were at risk of failing step one of the goodwill impairment test as of September 30, 2015.

Notes to Consolidated Financial Statements

Other Intangible Assets, page F-30

6.   We note your response to comment 26. It is unclear to us how you can support using the relief-from-royalty methodology for "tradenames and accreditations," which represents the combination of two distinct intangible assets. In this regard, please tell us: 1) how losing one or more accreditations would affect the value of the asset; 2) what adjustments, if any, were made to the royalty rate used to ensure that it matches the characteristics of the accreditations; and 3) how the resultant royalty rate reflects the expectations of market participants.

7.   Further, please tell us how the royalty rates change when you assess the value of trade names in entities where no accreditations exist.

8.   We note that in 2014, you recorded a total impairment loss for "tradenames and accreditations" in the aggregate amount of $47.7 million related to two Chilean institutions in your LatAm segment. With respect to these two institutions, please tell us how you considered the guidance in ASC 350-30-35-16 that requires you to evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Further, please tell us if "tradenames and accreditations" associated with UDLA Chile has been fully impaired as of September 30, 2015. If not please tell us how

you considered this guidance in October of 2013 when you were notified by the National Accreditation Commission that UDLA Chile's institutional accreditation would not be renewed and again in January of 2014 when you received a final determination that the related appeal was denied.

Revenue Recognition, page F-32

9.   We note your response to comment number 27. It appears to us that on the day a student withdraws from a course and you are required to return the Title IV funds, you should reassess your revenue recognition policy to determine whether collectability continues to be reasonably assured. If collectability is not reasonably assured, you should recognize revenue on a cash basis. Considering that your historical collection experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility is low, please provide us with your SAB 99 materiality analysis and a detailed analysis of the qualitative factors you considered to explain why you believe that you should not restate prior year financial statements for the correction of this error.

10.   We note your response to comment number 28. With respect to the CAE Program in Chile, it appears to us that on the day a student withdraws from a course, you should reassess your revenue recognition policy to determine whether collectability continues to be reasonably assured. If collectability is not reasonably assured, you should recognize revenue on a cash basis. Considering that your historical collection experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility is low, please provide us with your SAB 99 materiality analysis and a detailed analysis of the qualitative factors you considered to explain why you believe that you should not restate prior year financial statements for the correction of this error.

11.   Nevertheless, revise your revenue recognition accounting policy to disclose that because collectability is not reasonably assured after the student withdraws, you recognize revenue on a cash basis.

Note 8. Goodwill and Other Intangible Assets, page F-64

12.   We note your response to comment 34 and note that you provided us with key items from the company's performance in 2013 prior to the loss of accreditation versus the outlook for 2014, 2015 and 2016, used to calculate the 2014 impairment loss recorded for UDLA Chile. However, we had asked you to provide us with the effect that the non-renewal actually had since the non-renewal, and is expected to have from this point on, on enrollment, student persistence, collectability of student receivables and your results of operations and related assets. Please reply accordingly. Further, considering the current status of the accreditation process, tell us if you continue to expect accreditation to occur in 2016 and if you have strong evidence from the National Accreditation Commission to support this assumption.

You may contact Christine B. Adams, Senior Staff Accountant at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Robert Zentz, Esq.
        Thomas Plotz, Esq.
        Laureate Education, Inc.

        Jason Harmon, Esq.
        DLA Piper LLP